TOLLEFSEN BUSINESS LAW  P.C.
EVERETT MUTUAL TOWER
2707 COLBY AVENUE, SUITE 1116
EVERETT, WASHINGTON 98201
TELEPHONE (425) 353-8883
FAX  (425) 353-9415

April 15, 2005

Mr.  Howard Efron
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	ITEX Corporation
Form 10-KSB for fiscal year ended July 31, 2004
Comment Letter dated March 21, 2005
File No. 0-18275

Dear Mr. Efron:

          On behalf of our client, ITEX Corporation, we submit the following response to your comment letter dated March 21, 2005.  The numbered responses in this letter correspond to your numbered comments.   We have attached as Exhibit A the proposed changes to be filed in Amendment No. 1 to ITEX’s Form 10-KSB.

Management’s Discussion and Analysis

Revenue Recognition, pages 18 to 19

          1.          We have expanded the discussion to indicate the other principal types of transactions that generate ITEX dollars and to summarize the accounting treatment.  We have also referenced the section immediately following, entitled “Accounting for ITEX Dollar Activity,” in which we have added the clarifications described below in our response to comment 3.  See Exhibit A.

Accounting for ITEX Dollar Activity, page 19

          2.          We have expanded the disclosure in this section relating to accounting for our ITEX dollar activity.  We provide the following clarification of our accounting treatment for ITEX Dollar activity:

          We considered the accounting guidance of EITF 93-11, which indicates that transactions in which non-monetary assets are exchanged for barter credits should be accounted for under APB 29.  Furthermore, in an exchange of a non-monetary assets for barter credits (i.e. ITEX dollars), it should be presumed that the fair value of the nonmonetary asset exchanged is more clearly evident than the fair value of the barter credits received and that the barter credits should be reported at the fair value of the non-monetary asset exchanged.  This presumption might be overcome if an entity could convert barter credits into cash in the near term, as evidenced by a historical practice of converting barter credits into cash shortly after receipt, or if quoted market prices exist for items to be received upon exchange of the barter credits.

Mr. Howard Efron
April 15, 2005

          The basic principle in APB 29, follows that generally exchanges of non-monetary assets should be recorded at fair value of the assets (or services) involved.  The fair value of the assets received (i.e. ITEX dollars) should be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered (or services in our case).

          ITEX expends barter credits (ITEX dollars) primarily on the following items:

•	Co-op advertising with ITEX Exchange members;

•	Fees paid to our independent brokers in the form of commissions for monthly association fees and transaction fees paid by members based upon member transactions consummated;

•	Sales incentives to our independent brokers based upon new members who have joined the ITEX trade exchange (ITEX Exchange);

•	Resolution of member disputes, essentially reimbursing the members for their ITEX dollars spent on a transaction in which the member is dissatisfied.

          We believe that the fair value of these items and most other items offered through the ITEX Exchange by members lack readily determinable fair values due to the following:

•

There is no history of ITEX or members paying cash for these items or services. In fact, if ITEX or the members had to pay cash for the merchandise or services, they would not engage in the transactions in many cases due to the nature of the merchandise or services involved.

•

The nature of the merchandise or services involves perishable or slow shelf life products, idle capacity, and items or services with significant limitations or conditions compared to their counterparts which are provided for cash to the general public.

•	As a result of these factors there is significant uncertainty as to the amounts, if any, which are ultimately realized in these transactions.

          Under APB 29, fair value should not be regarded as determinable within reasonable limits if major uncertainties exist about the realizability of the value that would be assigned to the asset received in a non-monetary transaction at fair value.  If neither the fair value of the non-monetary asset (or service) transferred or received in the exchange is determinable within reasonable limits, the recorded amount of the non-monetary asset transferred from the enterprise may be the only measure of the transaction.

          When we earn ITEX dollars, we receive them in connection with fees assessed to members as a condition to merely participate in the ITEX Exchange and on-going services provided to Exchange members, with our primary focus being on receiving cash fees for our services in operating the Exchange.  We cannot reasonably separate the value of such services compared to those provided in receiving cash fees, and in fact the value is insignificant to us as our primary focus is on generating cash fees from our members.  The costs associated with these services constitute period expenses which are reflected in our income statement as incurred.

Mr. Howard Efron
April 15, 2005

          Because substantially all items upon which we expend ITEX dollars do not have readily determinable fair values, in our opinion, meeting all of the required criteria for revenue recognition cannot occur as the price cannot be concluded as being fixed and determinable.

          In applying APB 29 and EITF 93-11 to our situation we cannot reasonably determine a fair value to the services which are provided to earn ITEX dollars nor the goods or services received due the factors described above.  We then look to the recorded amount of the services provided as a measure of the transaction to assign a value to the transaction.  As noted above we believe the cost of the services provided for earning ITEX dollars compared to those for earning cash fees is insignificant and we could not assign any objective or measurable amounts to such services.  We also believe that these services constitute period expenses which are appropriate to expense as incurred.  As we review the facts and circumstances in light of applying EITF 93-11 and APB 29, we believe the most reasonable application is to not assign any value to these ITEX dollars received or expended.

          In reviewing EITF 99-17 related to exchange of barter advertising, we do not generally exchange advertising for advertising, and further have never had a history of paying cash for any advertising which was acquired by ITEX through ITEX dollars (barter credits).  We believe that generally EITF 99-17 does not apply to our business activities and in the rare case where it would EITF 99-17 would require the transactions to be recorded based upon the carrying amount of the advertising surrendered, which is generally zero.

          3.          Our policy is to record transactions at the fair value of goods or services received (when those values are readily determinable) which in our opinion is consistent with APB 29.  As described in our response above to comment number 2, substantially all transactions in which we expend ITEX Dollars (barter credits), lack readily determinable fair values and therefore are not recorded as there is no cost basis in the ITEX dollars expended.  We have added a clarification to relevant portions of our Form 10-KSB to indicate that “substantially all non-monetary transactions we enter into with ITEX Dollars lack readily determinable fair values and thus are recoded at our cost basis of the trade dollars surrendered, which is zero.”

          4.          We recognize gross receipts on our income statement as the cash billed to ITEX members pursuant to a contractual agreement with ITEX, in the statement period as ITEX Exchange revenue. We adjust the revenue as we determine amounts are collected.  All revenue is collected by ITEX and deposited in our corporate bank accounts.  Commissions are paid to our brokers within four weeks after a billing cycle has closed.  Our revenues are the property of ITEX.  ITEX bears the risk of collectibility and assesses the collectibility of its accounts receivable monthly.  Our franchisees do not pay us a percentage of gross service revenue as a franchise royalty.

Mr. Howard Efron
April 15, 2005

          We establish agreements with independent brokers through license or franchise agreements.  Since August 2002, ITEX has utilized franchise agreements.  The agreements are similar in nature and the relationship between ITEX and the brokers are consistent whether they are under a license or franchise agreement.  We view our relationship with our non-exclusive, independent brokers and franchisees as that of an agency relationship similar to an independent insurance agent.  We do not set requirements for the appearance of the place of business nor do we share a common name with our brokers or franchisees, although they may include in their displayed trade name that they are a licensed broker or franchisee of the ITEX Corporation.  We own and maintain the direct relationship with our members (customers) as opposed to our brokers and franchisees, although we utilize them to provide service and assistance to our members on a local level.  Our agreements do not contain exclusivity relative to any territory, nor any specific marketing practices which must be followed.  Brokers and franchisees conduct their business at their own initiative, responsibility, and expense.  Our brokers in some cases also conduct unrelated business activities under their store front.  Our agreements do not require that they exclusively conduct only ITEX Exchange business.

          As a result of the nature of our relationship with our brokers whether under a franchise or license agreement, we believe they do not meet the definition of a franchise agreement defined in the glossary of SFAS 45 and thus the accounting required under paragraph 14 of SFAS 45 does not apply to our business.

Corporate Office Receivables, page 33

          5.          Staff Accounting Bulletin 101 states: “The staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller’s price to the buyer is fixed or determinable, and

•	Collectibility is reasonably assured.”

          We believe recognizing the full gain from the sale of our five corporate-owned offices is appropriate because all SAB 101 criteria were met:

•	Persuasive evidence of an arrangement was demonstrated by executed purchase agreement on all office sales. These were filed as exhibits to our public filings.

•

Delivery has occurred with the transfer of any and all leases, utilities, separation of member lists, and compensating the seller with agreed upon, ongoing payments from revenues within the seller’s control.

•	Seller’s price to buyer is fixed by contract.

•

Collectiblity is reasonably assured, since ITEX receives payments first from members and than disburses commissions, less principal and interest payments to buyer.  Buyer’s obligation to pay ITEX is secured by the future commissions payable to the independent brokers on each our notes receivable.  These payments are from revenues within ITEX’s control.

Mr. Howard Efron
April 15, 2005

          We also confirm that all notes presented at July 31, 2004, remained current and in good standing as to their terms, and that we monitor on an on-going basis the collectiblity and carrying value of these notes closely reviewing any changes in circumstances of the borrowers.

          In connection with this response, ITEX Corporation acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to its disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	ITEX may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States;

          If you have any questions, please feel free to call me at (425) 353-8883.

Sincerely,

TOLLEFSEN BUSINESS LAW P.C.

/s/ STEPHEN TOLLEFSEN

STEPHEN N. TOLLEFSEN
Attorney at Law